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Marc Christensen · 3rd

Proven Entrepreneur and Regulated Markets Wholesale Distribution Specialist

Greater Salt Lake City Area · 500+ connections · Contact info

Dented Brick Distillery

University of Utah

Highlights

Reach out to Marc for...

Probono consulting and volunteering.

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About

The Community Role of Alcohol
Alcohol consumption actually provides many useful services for communities. The goal of the Dented Brick team is
to emphasize the benefits of alcohol sales and service, and discourage the irresponsible use of alcoho ... see more



+24

Articles & activity

2,652 followers

Distillery current unit offering

Marc Christensen
Published on LinkedIn

Dented Brick Distillery is currently offering investor units in its ongoing post revenue venture. Dented Brick Distillery begin distilling operations April 1, 2016, after constr ...see more

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Thanks!
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The newest creation from our friends at Thd Social in downtown...
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18 Reactions • 2 Comments

Attn FL SEC football fans! Be there: https://lnkd.in/gEeYkyK...
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Experience

Founder
Dented Brick Distillery
Jan 2012 – Present · 7 yrs 10 mos
South Salt Lake, UT

Current
Dented Brick Distillery, South Salt Lake, UT 2014 to Present
Managing Member
Managed this venture from pre-revenue concept to fully operational production facility. Conducted initial capitalization and closing of SBA construction loan. Managed design build contract. Managed federal TTB permitting of facility and COLA label applications. Managed state licensing and product approvals. Attracted qualified distributors and build national wholesale distribution network, bringing multiple brands to market in multiple state... See more



Board Member
NOW ID International / Interdisciplinary Dance & Design Co
Oct 2017 – Present · 2 yrs 1 mo
Greater Salt Lake City Area

NOW-ID is a performance and production company with a passionate belief in the power of art to engage and move society. NOW-ID creates innovative work at the intersection of architecture and choreography for artists and audiences in collaboration with local, national, and international partners from a range of creative fields.... See more

Founder
OTW Safety
Oct 1993 – Dec 2014 · 21 yrs 3 mos
Salt Lake City

OTW Safety, Salt Lake City, UT 1993 to 2014
Founder and Former CEO... See more



Education

University of Utah
BS, Economics
1984 – 1989
Activities and Societies: Sigma Nu Fraternity

Drank beer and chased girls.

Nampa High School
1982 – 1984
Activities and Societies: Sage Yearbook Staff

Skills & Endorsements

Leadership · 78

Endorsed by **Judi Zarrella, who is highly skilled at this**

Endorsed by **2 of Marc's colleagues at Dented Brick Distillery**

Start-ups · 70

Endorsed by **Robert Kohler, who is highly skilled at this**

Endorsed by **4 of Marc's colleagues at OTW Safety**

Strategic Planning · 63

Endorsed by **2 of Marc's colleagues at Dented Brick Distillery**

Endorsed by **6 people who know Strategic Planning**

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